

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Jun Wang
Chief Executive Officer
Yubo International Biotech Limited
Room 105, Building 5, 31 Xishiku Avenue
Xicheng District, Beijing, China

> **Re: Yubo International Biotech Limited**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed June 10, 2022**
> **File No. 333-255805**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2022 letter.

Amendment No. 7 to Form S-1 Filed June 10, 2022

Prospectus Summary, page 1

1. We note your response to prior comment 5 that you did not seek advice from PRC legal counsel in making the determination whether permissions related to the CAC and the CSRC's Overseas Listing Regulations were required and re-issue the comment in part. Please revise the disclosure in the prospectus to expressly state that you did not rely on the advice of counsel in making this determination and include an explanation as to why you did not obtain the advice of counsel with respect to such determination.

Risk Factors
You may experience difficulties in effecting service of legal process, enforcing foreign
judgments..., page 20

2.   We note your revised disclosure in response to prior comment 9 and re-issue the comment. Please expand on your risk factor to note that the fact that many of your senior executive officers and directors reside within China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions.

You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Barbara A. Jones, Esq.